SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          VITAFORT INTERNATIONAL CORP.
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                                (Name of Issuer)

                          COMMON STOCK, No Par Value
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                         (Title of Class of Securities)

                                   928467307
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                                 (CUSIP Number)

         SOVEREIGN PARTNERS L.P., c/o Southridge Capital Management LLC
                90 Grove Street, Suite 01, Ridgefield, CT 06877
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                            As of December 31, 1998
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928467307               SCHEDULE 13D                Page _ of __ Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SOVEREIGN PARTNERS L.P.
      06-1434368
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        -0- (See Note A)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0- (See Note A)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0- (See Note A)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- (See Note A)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0- (See Note A)
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14    TYPE OF REPORTING PERSON*

      PN Partnership
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     Security and Issuer

            Vitafort International Corp.
            1800 Avenue of the Stars
            Suite 480
            Los Angeles, California 90067

            Shares of Common Stock.

ITEM 2.     Identity and background:

            Reporting Entity

            a.    Sovereign Partners L.P.
            b.    90 Grove Street, Suite 01, Ridgefield, CT 06877
            c.    Investments
            d.    None
            e.    None
            f.    Delaware

            Name of Executive officers and principal members of Reporting Entity

            a.    Southridge Capital Management LLC, General Partner
            b.    90 Grove Street, Ridgefield, CT 06877
            c.    Investment Manager
            d.    None
            e.    None
            f.    Delaware

            a.    Steven M. Hicks, officer and principal member
            b.    90 Grove Street, Ridgefield, CT 06877
            c.    Investments
            d.    None
            e.    None
            f.    USA

            a.    Daniel Pickett, officer and principal member
            b.    90 Grove Street, Ridgefield, CT 06877
            c.    Investor
            d.    None
            e.    None
            f.    USA

ITEM 3.     Source and Amount of Funds or Other Consideration
            Working Capital

ITEM 4.     Purpose of Transaction
            Investment

ITEM 5.     a.    Interest in Securities of Issuer
                  Number of Shares -                  -0-      (See Note A)
                  Percentage of shares -              -0-     (See Note A)
            c.    See Note A

            None of the members of Southridge Capital Management LLC own any shares of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            None

ITEM 7.     Material to be filed as Exhibits
            None

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                9/8/99
                                                ------------------------------
                                                (Date)

                                                SOVEREIGN PARTNERS, L.P.

                                                BY: /s/ Steven M. Hicks
                                                ------------------------------
                                                (Signature)

                                                Steven M. Hicks, President
                                                ------------------------------
                                                (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                    NOTE A

On January 21, 1999, effective as of December 31, 1998, the Reporting Person entered into one or more agreements whereby the Company redeemed 1,086 shares of Series A Preferred Stock held by the Reporting Person, in exchange for certain other non-US securities owned by the Company or its designee. All the shares of Common Stock owned by the Reporting Person were sold prior to February 2, 1999 at prices ranging from $.08 to $.35. Accordingly, the Reporting Person has no interest in the common stock of Vitafort.

The Reporting Person also made a loan of $300,000 to the Company due October 22, 1999, and received a Warrant to purchase 30,000 shares of the Company's common stock at an exercise price of $.40 per share, and an additional Warrant to purchase 30,000 shares of the Company's common stock at an exercise price of $.25 per share (which Warrant may be adjusted to an exercise price of $.0l per share under certain circumstances).

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

Notwithstanding anything to the contrary contained therein, the Reporting Person specifically disclaims any intent to acquire any shares of Common Stock to the extent the sum of (1) the number of shares of Common Stock beneficially owned by the Purchaser and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Preferred Stock), and (2) the number of shares of Common Stock issuable upon the conversion of the Preferred Stock with respect to which the determination of this previso is being made, would result in beneficial ownership by the Reporting Person and its affiliates of more than 9.99% of the outstanding shares of Common Stick (after taking into account the shares to be issued to the Purchaser upon such conversion), or would otherwise subject the Reporting Person to any of the provisions of ss.16(b) of the Securities Exchange Act of 1934.